EXHIBIT 99.9

Press Release

Share capital decrease by way of treasury shares cancellation

Paris, December 12, 2018 - The Board of Directors met on December 12, 2018 and decided, under the conditions set forth at the Extraordinary Shareholders’ Meeting of May 26, 2017, to proceed with the cancellation of 44,590,699 treasury shares repurchased from February 9 to October 11, 2018 as part of TOTAL S.A. shareholder return strategy announced on
February 8, 2018, representing 1.66% of the share capital.

These 44,590,699 treasury shares include:

-       firstly, 28,445,840 shares newly issued, with no discount, as part of the scrip dividend paid for the second and third interim dividends, as well as the balance, for the 2017 fiscal year ; and

-       secondly, 16,144,859 shares repurchased as part of the share buyback within the limit of an amount of $5 billion over 2018-2020.

This transaction has no impact on the consolidated financial statements of TOTAL S.A., the number of fully-diluted weighted-average shares and earnings per share.

Following the cancellation of these shares, the number of shares of TOTAL S.A. is  2,640,602,007 and the number of voting rights that can actually be exercised at the Shareholders’ Meeting is 2,770,811,788. The total number of voting rights (referred to as ‘theoretical voting rights’) attached to these 2,640,602,007 shares is 2,798,611,254, including the 27,799,466 treasury shares held by TOTAL S.A., for cancellation and share performance plans, and do not have no actual voting rights attached.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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